June 29, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street N.E.
Washington, D.C. 20549

Re:	McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-05231

Dear Division of Corporation Finance:

McDonald's Corporation (“McDonald’s”, the “Company”, “we,” or “our”) has received your letter dated June 9, 2020 with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Company’s response to the Staff’s letter dated April 27, 2020 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019.

For the convenience of the Staff, the comment in your June 9, 2020 letter is repeated herein and the Company’s response is set forth immediately below such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Advertising Costs, page 41

1.
We note your response to prior comment 3. You state advertising cooperatives that you consolidate are pass through entities that you primarily account for as an agent under ASC 606. Since you control these entities, please explain to us your basis for why you are an agent rather than the principal in these cooperative arrangements pursuant to ASC 606. In your response, tell us whether franchisees contribute to the advertising cooperatives you consolidate and who is responsible for billing and collecting contributions to these cooperatives. Also, please explain to us in further detail your accounting for and financial statement reporting of the receipts and disbursements associated with the advertising cooperatives you are involved with. In so doing, break out your response between those associated with cooperatives you consolidate versus those associated with cooperatives you do not consolidate.

RESPONSE:

Background: Cooperative Arrangements and Unconsolidated Legal Entity Cooperatives

As detailed in our previous response dated May 11, 2020, the Company and its franchisees are members of national and local advertising cooperatives in countries in which we do business around the world. There are two advertising cooperative models across the McDonald’s System, with the majority operated as separate unconsolidated legal entities (variable interest entities as assessed under Accounting Standards Codification (“ASC”) 810 “Consolidation”), and these make up over 80% of total annual Systemwide advertising spend. The remaining less than 20% of total Systemwide advertising spend, which has historically been equivalent to less than 2% of annual consolidated revenues, is primarily facilitated through the Company’s consolidated operating entities and is accounted for under ASC 606 “Revenue Recognition - Revenue from Contracts with Customers”, primarily as an agent. The net amount accounted for as an agent has historically been less than 0.1% of annual consolidated revenues. These amounts are not material to our financial statements and, at the current time, we do not expect these figures to materially change in future periods.

An operating committee is established for each country’s cooperative to represent the Company-operated restaurants and franchisees in cooperative decisions. The annual marketing plans in each country, and any subsequent interim revisions to these plans, are subject to a vote of the respective country’s cooperative operating committee. This annual plan includes the marketing campaigns, and through the approval of the campaign, the approval of the advertising agency and associated expenditures. The cooperative is structured to break even and spend all monies collected. The cooperative operating committee also approves annual restaurant contribution rates and how any surplus or deficit at the end of a year will be used or managed. Any increase in the approved annual cooperative budget must also be approved by a majority vote of the operating committee. The operating committee may, but need not, delegate to a governing committee or a committee chair (if either one exists in that country structure), at its discretion, the authority to modify or commit additional funds within the approved budget or make changes in the plan. However, these delegations are required to be temporary. A governing committee or a committee chair may not exceed budgeted expenditures without the approval of the operating committee. The composition of a governing committee, if one exists, must be structured such that McDonald’s does not represent the majority of committee members. McDonald’s is not permitted to chair a governing committee. The composition of an operating committee is based on franchisee and McDonald’s representation within each country that is in line with the relative percentage of franchised and Company-operated restaurants. This results in McDonald’s vote being less than 50%, and McDonald’s therefore does not have the power to direct the activities and expenditures of a cooperative in any one country. Regardless of whether the cooperative is a separate unconsolidated legal entity or facilitated through the Company’s consolidated operating entities, the operating and governance structure are substantially consistent.

Cooperative Arrangements

For the less than 20% of annual Systemwide advertising spend that occurs through pass through cooperative arrangements, the Company has concluded that the contributions collected from franchisees are revenues from a customer, and therefore refers to ASC 606 for the applicable guidance concerning the accounting treatment and conclusions. The cooperatives that operate within our primary operating entities in a country are established for the purpose of facilitating advertising services for Company-operated and franchised restaurants. The facilitation of advertising services entails McDonald’s collecting contributions based on a percent of sales from Company-operated and franchised restaurants, as well as contracting with third party marketing and advertising agencies on behalf of, and as directed by the marketing plan voted on by the members of the cooperative. Members of the cooperative vote each year on the contribution rate and contributions are restricted to the use of paying for marketing and advertising services. Such services are pursuant to a marketing plan voted on by members of the cooperative annually, with McDonald’s merely serving to facilitate the billing and collection in accordance with the marketing plan.

In the Company’s evaluation of the accounting for the cooperatives (and operating spending) that are facilitated through a consolidated operating entity, the Company evaluated step two of the ASC 606 five step model by identifying the specified goods or services (the performance obligations) to be provided to the customer (our franchisees) in order to evaluate whether the goods or services are separate and apart from the franchise agreement. Under the Company’s franchise agreement, a franchisee is obligated to pay rent for the use of the real estate, a royalty for Brand support, and an initial franchise fee for the right to operate a McDonald’s restaurant. The franchise agreement establishes a commitment by the franchisee to advertise and promote the restaurant to the general public and to spend a specified percentage of the restaurant’s gross sales each year for this purpose. This commitment of the franchisee to spend a percentage of gross sales on advertising does not dictate the amount be spent through the cooperative. Further, the franchise agreement does not include an obligation by McDonald’s to provide marketing or advertising services. Therefore, the collection of the restaurant contributions and disbursements for advertising services (i.e., the facilitation of advertising services) is a separate performance obligation from those in the franchise agreement, and the Company is considered an agent in connection with ASC 606-10-55-36 as its obligation is to arrange for the marketing services as further discussed below.

The advertising services performed by a marketing or advertising agency are also not part of the franchise agreement. These are separate contracts with distinct services offered to the restaurants through the cooperative by third party agencies. Although McDonald’s may be the contracting party with the third party agencies, when the activities are conducted through one of our consolidated operating entities, the agency and campaign is subject to the approval by the cooperative members through the operating and governance model discussed above. The operating and governance model does not allow for McDonald’s to unilaterally approve or make changes to the annual marketing plan and its campaigns therein. McDonald’s, as part of the franchise agreement, has no obligation to make placement of any program in the national or local media (via print, radio, television, outdoor, point of sale, direct mail or the Internet), nor does it make any obligations to facilitate the process for a third party to provide the marketing or advertising activities. Marketing and advertising services are not dependent on, or interrelated with, the continuing rights and services offered through the franchise agreement. In these situations, the Company evaluates whether the nature of its facilitation is a performance obligation to provide the specified goods or services itself (that is, the Company is a principal) or to arrange for those goods or services to be provided by another party (that is, the Company is an agent) (ASC 606-10-55-36). McDonald’s has concluded that it is an agent in that it does not control the advertising or marketing services before they are transferred to the customer, our franchisees.

An entity that is a principal controls any one of the following prior to its transfer to a customer (ASC 606-10-55-37):

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer.

Based on the operating and governance model of the cooperative described above, McDonald’s cannot direct the use of the assets (advertising contributions from restaurants) or the spending of the cooperative entity (payments for advertising services), nor can it prevent the franchisees from obtaining the benefits of the advertising services.

The company also considered the following indicators, which denote whether an entity controls the specified good or service before it is transferred to a customer (ASC 606-10-55-39), and has included how each may be applicable to McDonald’s:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

•
McDonald’s is not primarily responsible for providing advertising or marketing activities to restaurants. A third party advertising or marketing agency selected to execute a marketing campaign is responsible for fulfilling the contract for these services. This third party agency is either approved or vetoed by the operating committee of the cooperative through the cooperative voting on the annual marketing plan and each marketing campaign. Notably, the operating and governance model of the cooperative does not allow for McDonald’s to unilaterally approve or make changes to the annual marketing plan and its campaigns therein.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

•
Inventory risk does not apply in McDonald’s cooperative arrangements as the arrangement is to facilitate the delivery of advertising and marketing services, not a product or good that would be considered subject to inventory risk.

c.	The entity has discretion in establishing the price for the specified good or service.

•
Through the voting structure of the cooperative described above, McDonald’s does not have the ability to control the annual contribution rate that restaurants pay to the cooperative each year. McDonald’s also does not have the discretion to set the price that the cooperative pays for the advertising services as that is dictated by the independent agencies providing the services.

Based on the above, the Company has concluded that McDonald’s acts as an agent for the advertising services managed through pass through advertising cooperative arrangements, rather than a principal. As such, we present both the cash receipts from franchised restaurants and cash disbursements to third party marketing and advertising agencies on a net basis within our consolidated financial statements for these pass through advertising cooperative arrangements. In 2019, the gross receipts collected by the cooperative from our franchisees represented less than 2% of total consolidated revenues, and the net amount at year-end was less than 0.1% of total consolidated revenues. The contributions to the pass through cooperative from our Company-operated restaurants are reflected as Company-operated restaurant expenditures as sales are incurred.

Unconsolidated Legal Entity Cooperatives

As detailed in our previous response, dated May 11, 2020, the advertising cooperative entities that are operated as separate legal entities are not consolidated and therefore, have no impact on our consolidated financial statements. The contributions to the unconsolidated cooperatives from franchisees is between the franchisee and the cooperative entity only, and accordingly these contributions are not reflected in McDonald's consolidated financial statements. McDonald’s does not collect or disburse any cash associated with franchisee contributions to these unconsolidated cooperatives and has no decision making authority other than through minority representation on the operating committee reflecting its Company-operated restaurants. The cash disbursements of the unconsolidated cooperatives are expenditures of the cooperatives and are therefore reflected in the financial statements of the cooperatives and not those of McDonald’s Corporation or its subsidiaries. Similar to the pass through arrangements, McDonald’s contributions for Company-operated restaurants to the unconsolidated cooperatives are reflected within Company-operated restaurant expenditures as sales are incurred.

***

We appreciate your consideration of the response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Catherine Hoovel at catherine.hoovel@us.mcd.com or me at kevin.ozan@us.mcd.com.

Very Truly Yours,

/s/ Kevin Ozan
Kevin Ozan Corporate Executive Vice President and Chief Financial Officer

cc:
Christopher Kempczinski, President, Chief Executive Officer and Director
Jerome Krulewitch, Corporate Executive Vice President, General Counsel and Secretary
Catherine Hoovel, Corporate Vice President - Chief Accounting Officer
Sean Richards, Ernst & Young LLP